Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated October 21, 2014

Fantex, Inc.

On October 15, 2014, a media publication, attached hereto as Annex A, was released by Fusion (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “If You Want to Buy and Sell Shares of NFL Athletes, Your Options May Soon Grow,” describes the Company as an “online trading platform that lets investors buy and sell shares in professional athletes,” and states that the Company “has just two actively traded players, both from the NFL.” The Articles mentions “[t]hree additional NFL players have signed provisional deals to have their shares traded” and states that the Company “offers athletes an up-front payment to allow investors to trade shares that track how much the athlete earns.” The Article references how “San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback EJ Manuel, the two actively traded Fantex players, have seen their share prices stumble,” asserts that “the shares merely reflect how much investors believe players are worth at any given moment” and refers to “Davis investors.” The Article mentions how “[i]n the three months since his stock went on the market, Manuel’s average trading volume has not exceeded 80 shares; for Davis, it has not surpassed 20” and quotes Yahoo’s Jeff Macke as saying that the Company “is towing ‘a fine line’ around owning another person.” When discussing his investment in a Tracking Stock, the Article quotes Alex Senn as saying that “it is more the brand I’m buying into and not simply a person.” The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract, the “Brand Contracts”).

•                  The Article describes the Company’s business model as “offer[ing] athletes an up-front payment to allow investors to trade shares that track how much the athlete earns.” The Article also asserts that “[f]or a signee, the appeal of the deals is that while Fantex’s money is guaranteed, their careers are not.” The Article also states that “[i]n an athlete’s case, even after they retire, he or she will continue to owe Fantex money for the rest of their lives.” The Article also quotes Yahoo’s Jeff Macke as saying that the Company “raises some unique moral and ethical questions …. High on the list is the idea of buying a portion of a human being’s income for life.” The Company clarifies that it is a brand building company that purchases a minority interest in an athlete’s brand pursuant to a brand contract and works to increase the value of the brand. In order to fund the purchase of such minority interest, the Company develops a tracking stock that is designed to track and reflect the economic performance of the brand, which tracking stock the Company offers to the public through an initial public offering. Contingent upon the successful completion of the initial public offering, the Company then pays the athlete the purchase price of the minority interest. The Company then collects its minority interest from the athlete pursuant to the applicable brand contract. The Company further clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article refers to Fantex as “the online trading platform that lets investors buy and sell shares in professional athletes.” The Company clarifies that all trades of the Company’s Tracking Stocks are conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliated broker-dealer of the Company and a registered alternative trading system.

•                  After referencing Fantex Series Vernon Davis and Fantex Series EJ Manuel, the Article states that “[t]hree additional NFL players have signed provisional deals to have their shares traded.” The Company clarifies that it entered into a brand contract with Arian Foster, a professional athlete in the NFL. Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”). On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although Arian Foster has recently returned to the playing field, the Company intends to monitor Arian Foster’s on field performance and health and intends to continue with the offering of Fantex Series Arian Foster at an appropriate time in the future. The Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The Article states that the Company “paid its first, and so far only, dividend — $0.70 a share, on a float of 421,000 shares — in August, to Davis investors” and quotes Mr. French as saying the Company “‘absolutely intends’ to pay out more dividends in the future.” The Company clarifies that its board of directors is permitted, but not required, to declare and pay dividends on any Tracking Stock up to the available dividend amount for such Tracking Stock. The Company intends to pay cash dividends from time to time out of available cash for each Tracking Stock equal to an amount in excess of 20% of the available dividend amount for such Tracking Stock. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  The Article states that “[f]or shareholders, the payoff from owning stock in a player is the potential for a dividend; the value of the shares increases as the athlete performs and his public profile increases.” The Company clarifies that the market price for a Tracking Stock may not reflect the performance of the associated Brand Contract or Contract Party since an investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article quotes Mr. Senn as stating, “‘Just as with any good company you buy, you have to look at the CEO, only in this case the CEO is the athlete behind the brand.’” The Company clarifies that a Contract Party is neither an affiliate, nor a director, officer or employee of the Company and owes no fiduciary duties to the Company or any of its stockholders, and has no obligation to take any action whatsoever to enhance the value of the brand or disclose harmful information to the stockholders.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated October 15, 2014

If You Want to Buy and Sell Shares of NFL Athletes, Your Options May Soon Grow

By Rob Wylie | October 15, 2014 12:54 PM

Six weeks into the football season, Fantex, the online trading platform that lets investors buy and sell shares in professional athletes, has just two actively traded players, both from the NFL.

But CEO Buck French said “thousands” of investor accounts have been opened since the platform was launched last fall, and Fantex is now pursuing players in baseball and golf, as well as Hollywood entertainers. Three additional NFL players have signed provisional deals to have their shares traded.

“Things are going great,” he told Fusion. “We’re excited to be working with the individuals we’re working with.”

The San Francisco-based company, which offers athletes an up-front payment to allow investors to trade shares that track how much the athlete earns, ran into bad luck just a few weeks into the 2013 NFL season when Arian Foster, a three-time Pro-Bowl running back and Fantex’s first client, announced he would undergo season-ending back surgery.

Fantex had agreed in principal to pay the Houston Texans star $10 million in exchange for 20 percent of his future football-related earnings, but the IPO was postponed indefinitely. French said Fantex has now “mutually agreed with Arian’s team to monitor how he progresses in the [2014] season.” Foster’s reps declined to comment.

This season has not been much kinder. San Francisco 49ers tight end Vernon Davis and Buffalo Bills quarterback EJ Manuel, the two actively traded Fantex players, have seen their share prices stumble from their $10 IPO prices. Davis recently suffered a back injury, and Manuel has been benched in favor of journeyman backup Kyle Orton. Fantex paid its first, and so far only, dividend — $0.70 a share, on a float of 421,000 shares — in August, to Davis investors. French said the company “absolutely intends” to pay out more dividends in the future.

[Graphic of trading prices for Fantex EJ Manuel and Fantex Vernon Davis]

With the NFL season underway, it is more difficult to pursue players, French acknowledged. In addition to athletes, French said the company is now gauging interest among movie, TV, and music stars, using their access to talent agencies that manage both athletes and actors. While the focus remains on its U.S. platform, French said they have not ruled out pursuing athletes and entertainers overseas.

For a signee, the appeal of the deals is that while Fantex’s money is guaranteed, their careers are not — the average stint in the NFL, for instance, is just three years. For $1.56 million, 25-year-old Cincinnati Bengals receiver Mohamed Sanu has agreed to turn over to Fantex 10 percent of all future “brand income,” which covers everything from endorsement deals to income expected under his current contract. Fantex anticipates closing Sanu’s IPO Oct. 28. Chicago Bears wideout Alshon Jeffery has also agreed to terms with Fantex, though no IPO date has been set.

Still, some argue Fantex remains a risky proposition. In an athlete’s case, even after they retire, he or she will continue to owe Fantex money for the rest of their lives. In addition to professional contracts and endorsement deals, Fantex also gets a cut of anything players make from any sports-related job they take once their playing careers end, including broadcasting gigs. While Fantex is incentivized to help promote players’ brands, if their careers flame out early it’s possible there will be “no discernible effect on endorsement earnings,” NYU Stern professor Aswath Damodaran wrote.

For shareholders, the payoff from owning stock in a player is the potential for a dividend; the value of the shares increases as the athlete performs and his public profile increases.

But investors do not have direct access to the athlete’s revenue stream — the shares merely reflect how much investors believe players are worth at any given moment.

Users of the site said they’re shaking off the recent lackluster performances.

Alex Senn, the founder of a Rhode Island-based brand management service and a partner at Orenda Capital, a tech-focused hedge fund, has already spent $1,000 on Fantex and has set aside an additional $5,000 from his fund. He says he’s not too concerned about his shares’ recent underperformance.

“I understand that as with any investment there can be ups and downs, so I keep an eye on my players and see how they do,” he told Fusion via e-mail. “It adds a unique factor having a real person behind the brand.”

Laura Lippay, a San Francisco-based brand consultant, said she is playing things a bit more conservative, at least for now. She owns one share of Vernon Davis.

“I’m just riding the ride I’m already on,” she told Fusion by email. “But, just like I get excited about tech companies and buy stock in them, I’d get excited (maybe even more so) around athletes that I know or that I follow and I think are promising. So if Fantex extends out to sports I watch more closely I’ll be very excited to play this stock game more deliberately.”

French declined to say exactly how many active users are on Fantex. In the three months since his stock went on the market, Manuel’s average trading volume has not exceeded 80 shares; for Davis, it has not surpassed 20. Their all-time volume highs are 184 and 2,452, respectively. One obstacle to increasing awareness of the platform is that securities regulations limit how much marketing Fantex can do. Senn said he learned about the service from a friend, and Lippay said she knows one of its employees.

“The vast majority of subscribers come via word of mouth or people reading [news articles], or my being on CNBC, things of that nature,” French said.

Some commentators have questioned the nature of Fantex’s very premise. Yahoo’s Jeff Macke has said Fantex is towing “a fine line” around owning another person.

“Fantex raises some unique moral and ethical questions,” he wrote. “High on the list is the idea of buying a portion of a human being’s income for life.”

But Lippay and Senn said they have no qualms about their investments.

“I feel as though it is more the brand I’m buying into and not simply a person,” Senn said. “Just as with any good company you buy, you have to look at the CEO, only in this case the CEO is the athlete behind the brand.”

Lippay said she can understand the sentiment, but does not see her investments through that lens.

“I never felt like I had any sway over what Vernon Davis does, how he performs, whether I can keep him out of trouble or the hospital, etc,” she said. “Just rolling the dice and sitting back.”

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